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                               Exhibit 99.1

                       MHA Petroleum Consultants
                   4700 Stockdale Highway, Suite 110
                       Bakersfield, CA 93309


                           PYRAMID OIL COMPANY

                     THIRD PARTY REPORT ON RESERVES
                                   BY
                       MHA PETROLEUM CONSULTANTS

This report is provided to satisfy the requirements contained in Item 1202(a)(8) of the United States Securities and Exchange Commission Regulation S-K.

The numbering of the items below corresponds to the requirements set out in
Item 1202(a)(8) of Regulation S-K. The terms defined in Regulation S-K and Regulation S-X have the same meaning in this report.

     i. We prepared an independent evaluation of the proved oil and gas reserves of Pyramid Oil Company (Pyramid) for the management of Pyramid. The primary purpose of our evaluation report was to provide estimates of reserves information in support of Pyramid's year-end reserves reporting requirements under U.S. Securities Regulation S-K and for other internal business and financial needs of Pyramid.

     ii. We evaluated and reviewed the reserves of Pyramid as of December 31, 2010. The completion (transmittal) of our report was March 14, 2011.

    iii. The following table presents the proved reserves, net after royalty, that we estimated using constant prices and costs, by geographic area. Our report covers 100 percent of the total net proved oil and natural gas reserves of Pyramid.

                                         Pyramid Net Proved Reserves
                                      ----------------------------------
                                       Crude      Natural       Oil
                                        Oil         Gas     Equivalent(1)
                                        Mbbl        MMcf        Mbbl
                                      -------     -------   ------------
     LOCATION OF RESERVES

       State of California, USA         535.8        0.0        506.3
         Portion of Total Covered       99.7%         0%         98%

       State of New York, USA             0.0        35.4         5.9
         Portion of Total Covered          0%         81%          1%

       State of Texas, USA                1.7         8.1         3.1
         Portion of Total Covered        0.3%         19%          1%


(1) Oil Equivalence Factors: Crude oil 1 bbl/bbl, Natural Gas 6 Mcf/bbl


     iv. We reviewed 100 percent of Pyramid's reserves in connection with the preparation of this report. This report has been prepared in accordance with our understanding of the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information as promulgated by the Societies of Petroleum Engineers and Petroleum Evaluation Engineers, and in our opinion, it will conform to the U.S. Securities and Exchange Commission regulations and requirements.


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          Pyramid furnished us all of the accounts, records, recent
production, estimated capital costs, operating expenses and other data required for this evaluation. The ownership interest and other factual data provided by Pyramid were accepted without independent verification (with the exception of oil and gas production data which were independently verified through the public websites of the respective conservation departments of the states of California, New York & Texas).

          We did not conduct site inspections of the properties presented in this report nor was it considered necessary for the purposes of our report.

      v. Proved oil and gas reserves are the estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in the future years from the known reservoirs under existing economic and operating conditions. The oil and natural gas prices used in this report are based on a 12-month average price, calculated as the unweighted arithmetic average of the monthly prices received during the 12-month period prior to the effective date of this report.
Product prices that were actually used for each property reflect adjustment for gravity, quality, local conditions and/or distance from market. Operating costs for the leases and wells in this report are based on the operating expense data provided by Pyramid and include only those costs directly applicable to the leases and wells.

          The production (reserves) forecast for each lease was based on historical production data provided by Pyramid or obtained from public records through December 2010. The leases were evaluated using a decline curve analysis technique to determine the forecast of future oil or gas production. For all leases, an exponential decline curve was found to provide a good match to the historical production trend. There was no additional engineering or geological information available to us with which to make any volumetric checks of the assigned gas reserves.

          For the California oil reserves, estimated future annual operating cost for each lease was based on the full year 2010 operating costs incurred or paid by Pyramid (through December 2010). Operating costs for the New York gas properties were calculated from January - December 2010 expenses. In some cases adjustments were made to exclude non-recurring costs from the calculation of the projected monthly operating costs. Overhead expenses are not included in the economic analyses beyond those directly attributable to the respective properties included in the operating costs provided by Pyramid.

          In our economic analysis, operating and capital costs are those costs estimated as applicable at the effective date of our report, with no future escalation. The capital costs and revised operating costs associated with the implementation of committed future projects may be included in the economic projections.

     vi. Our report has been prepared assuming the continuation of existing regulatory and fiscal conditions subject to SEC regulations. There is no assurance that changes in regulation will not occur; such changes, which cannot reliably be predicted, could impact Pyramid's ability to recover the estimated reserves.

    vii. The reserves and economics indicated in this report are estimates only and should not be considered as exact quantities. They represent our best judgments, after having utilized generally accepted engineering and economic procedures. Moreover, the net revenues indicated herein should not be construed as fair market values. The accuracy of reserve evaluations is always subject to uncertainty. The magnitude of this uncertainty is generally proportional to the quantity and quality of data available for analysis. As reservoirs mature and new information becomes available, revisions may be required which may increase or decrease the previous reserve assignments.

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          The reserves contained in this report are based on a reserve audit, which utilized a technical analysis of the available data using accepted petroleum engineering principles. However, they must be accepted with the understanding that further information and future reservoir performance after the date of the estimate may justify their revision.


   viii. In our opinion, the reserves information we evaluated has been determined in accordance with all appropriate industry standards, methods and procedures applicable for the filing of reserves information under U.S. SEC Regulation S-K.

     ix. A summary of our conclusions with respect to the Pyramid reserves estimates is provided below:

                              Proved Developed          Proved          Total
                           Producing        Non-      Undeveloped       Proved
                             (PDP)       Producing       (PUD)
                                           (PDNP)
                           ------------------------   ------------      ------

Oil Reserves, Thousand (M)
  Barrels - Gross (8/8ths)      631.3         36.1           125.6       793.0
  Net Revenue Interest          432.7         27.1            77.8       537.6
Gas Reserves, MMcf
  Gross (8/8ths)                136.9         92.4             0.0       229.3
  Net Revenue Interest           35.4          8.1             0.0        43.5

Future Revenue,
  Thousand (M) $             33,727.3      2,220.8         6,025.0    41,973.1

Future Deductions, M $       16,370.1        712.9         2,371.1    19,454.1

Future Net Income, M $
 Undiscounted                17,357.2      1,507.9         3,654.0    22,519.0
 Discounted at 10 percent    11,104.7        528.9         2,225.0    13,858.6


Prepared by:


MHA Petroleum Consultants
Bakersfield, California
March 14, 2011


/s/ Alan A. Burzlaff
--------------------
Alan A. Burzlaff
President MHA California
Licensed by the California Board for
Professional Engineers and Land Surveyors
License No. P 1386